

January 23, 2015

<u>Via E-mail</u>
Timothy M. Adams
Executive Vice President and
Chief Financial Officer
Demandware, Inc.
5 Wall Street
Burlington, MA 01803

> **Re: Demandware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35450**

Dear Mr. Adams:

We have reviewed your letter dated January 7, 2015 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 3, 2014.

<u>Consolidated Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 70</u>

1.   We have evaluated your response and we believe that standalone value exists for your implementation services pursuant to ASC 605-25-25-5 and therefore such services represent a separate unit of accounting. As we have previously noted, the fact that third party vendors sell such services supports the conclusion that the services have standalone value and provides evidence that the services represent the culmination of a separate earnings process. The guidance in Question 1 of SAB Topic 13.A.3(f) is applicable when

an arrangement is treated as a single unit of accounting under ASC 605-25. However, since you appear to meet the criteria in ASC 605-25-25-5 for standalone value and therefore the implementation and subscription services represent separate units of accounting we believe that the implementation services should be recognized as those services are performed. Please revise your revenue recognition policy and provide us with a SAB 99 analysis as to the impact this change will have on your financial statements.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief